SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

 Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

GOL presents monthly operating report to the US court

São Paulo, September 30, 2024 –GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4), one of the leading airlines in Brazil and part of the ABRA Group, today presented monthly operating reports, containing certain financial information for the period from August 1, 2024, to August 31, 2024, to the United States Bankruptcy Court for the Southern District of New York (the "Court"), as required during its previously announced Chapter 11 process. The financial information contained in the monthly operating reports includes items such as cash position, assets, liabilities, revenue, and profit and loss for the previous month for each of GOL’s subsidiaries that are subject to the voluntary Chapter 11 process in the United States.

In connection with these submissions made to the Court, on September 30, 2024, GOL announced certain consolidated financial information for the GLAI Group. This financial information is preliminary and has not been audited or reviewed by GOL's auditor.

Financial Information (August 1st to Augsut 31st, 2024)	US$ million	R$ million
Net Revenue	277	1,568
EBIT (EBIT Margin %)	-12 (-4%)	-69 (-4%)
EBITDA (EBITDA Margin %)	16 (6%)	91 (6%)
Period’s Net Profit/Loss[1]	-96	-544
Total Cash[2]	345	1,954
Receivables	547	3,093
Net Debt[3]	5,019	28,391

1 – Excluding the positive result of R$7.2 billion related to exchange rate variation and the negative result of R$14 million related to the SN28 market-to-market adjustment.

2 – Cash, cash equivalents and short-term investments.

3 – Loans and Financing, Leases and DIP financing, net of total cash.

As GOL works to complete its restructuring process, the Company will issue a press release in connection with each monthly operating report, except in months when the monthly filings coincide with the publication of GOL's quarterly financial results reports.

The market should note that the financial information included in the monthly operating reports is presented in accordance with the methodology set forth by the United States Bankruptcy Code and other applicable regulations and should not be compared to prior public financial statements released by GOL that have been prepared in accordance with different methodologies. The information in the monthly operating report is limited to the month of August.

Additional Information

Additional information regarding the Company’s court-supervised process is available at www.GolFirstForAll.com.

Court filings and other information related to the proceedings are available on a separate website administrated by the Company’s claims agent, Kroll Restructuring Administration LLC (“Kroll”), at https://cases.ra.kroll.com/GOL, or by calling Kroll at 844.553.2247 (U.S./Canada) (toll free) or +1.646.777.2315 (International).

Material Fact

Advisors

In connection with its restructuring efforts, GOL is working with Milbank LLP as legal counsel, Seabury Securities LLC as financial advisor and investment banker, and AlixPartners, LLP as financial advisor.

About GOL Linhas Aéreas Inteligentes S.A

GOL is a leading domestic airline in Brazil and part of Abra Group. Since it was founded in 2001, the Company has the lowest unit cost in Latin America, democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and provides eighteen codeshares and interline agreements to its Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All,” GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies, and live TV; and the best frequent-flyer program, Smiles. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,700 highly qualified aviation professionals focused on Safety. GOL’s #1 value and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the B3 (GOLL4). For further information, go to www.voegol.com.br/ir.

U.S. Media Contact Joele Frank, Wilkinson Brimmer Katcher: Leigh Parrish / Jed Repko lparrish@joelefrank.com / jrepko@joelefrank.com +1 212 355 4449	South America Media Contact In Press Porter Novelli gol@inpresspni.com.br

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer